UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-33488

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

M&I Retirement Program

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

MARSHALL & ILSLEY CORPORATION 770 North Water Street Milwaukee, Wisconsin 53202

Financial Statement and Exhibits

(a)	Financial Statements:

M&I Retirement Program

Report of Independent Registered Public Accounting Firm.

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006.

Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007.

Supplemental Schedule, Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2007.

(b)	Exhibits:

	23	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP

M&I Retirement Plan
Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
Supplemental Schedules as of and for the
Year Ended December 31, 2007, and Report of
Independent Registered Public Accounting Firm

M&I RETIREMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements as of and for the Years Ended December 31, 2007 and 2006	4–13

SUPPLEMENTAL SCHEDULES —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	15

Form 5500, Schedule H, Part IV, Question 4a — Delinquent Participant Contributions for the Year Ended December 31, 2007	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
M&I Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Supplemental Schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, WI
June 25, 2008

M&I RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments — at fair value:
Master Trusts	$467,569,572	$769,051,701
Investments	508,181,161	762,185,948
Loans to participants	97,649	385,449

Total investments	975,848,382	1,531,623,098

Receivables:
Employee contributions	1,149,419	1,903,555
Employer contributions — net of forfeitures of $1,096,339 and $2,337,610, respectively	40,979,538	43,690,284

Accrued income	513,324	730,028

Total receivables	42,642,281	46,323,867

Total assets	1,018,490,663	1,577,946,965

LIABILITIES — Payables for pending trades	1,080,886	1,423,544

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,017,409,777	1,576,523,421

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	1,045,281	1,238,290

NET ASSETS AVAILABLE FOR BENEFITS	$1,018,455,058	$1,577,761,711

See notes to financial statements.

M&I RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

CONTRIBUTIONS:
Participants	$51,285,674	$50,712,947
Employer	60,158,273	43,690,284
Participant rollovers	4,760,296	11,988,641

Total contributions	116,204,243	106,391,872

INVESTMENT INCOME:
Income (Loss) from Master Trusts	(80,492,780)	107,093,281
Net appreciation in fair value of investments	48,599,259	45,585,170
Dividends	8,908,051	8,402,947
Interest	4,882,366	4,804,451

Net investment (loss) income	(18,103,104)	165,885,849

DEDUCTIONS:
Benefits paid to participants	(111,825,071)	(93,602,178)
Administrative expenses	(20,000)	(82,424)

Total deductions	(111,845,071)	(93,684,602)

TRANSFERS OUT DUE TO PLAN CHANGES (Note 1)	(558,895,151)

TRANSFERS IN DUE TO PLAN MERGERS (Note 1)	13,332,430	394,498,053

NET (DECREASE) INCREASE IN ASSETS AVAILABLE FOR BENEFITS	(559,306,653)	573,091,172

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,577,761,711	1,004,670,539

End of year	$1,018,455,058	$1,577,761,711

See notes to financial statements.

M&I RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The M&I Retirement Plan (the “Plan”) is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Marshall & Ilsley Corporation (the “Corporation”) is the administrator of the Plan and the Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan.

The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

Plan Transfer and Mergers —  On November 1, 2007, the Corporation and its wholly owned subsidiary, Metavante, completed a series of transactions culminating in the creation of two separately traded public companies. As a result, Plan balances accruing to those participants continuing their employment with the new Metavante Company were transferred to the new Metavante 401(k) Plan (the Metavante Plan). Effective November 1, 2007, cash and assets of $558,895,151 were transferred from the Plan to the Metavante Plan.

On July 1, 2007, the Corporation completed the acquisition of Excel Bank Corporation (“Excel”). All participants in the Excel 401(k) and Employee Stock Ownership Plans (“Excel Plans”) became 100% vested as of that date. Effective August 1, and September 4, 2007, respectively, the assets of the Excel Plans were merged into the Plan. Assets merged into the Plan were $9,458,213.

On September 1, 2006, the Corporation completed the acquisition of Vicor, Inc. All participants in the Vicor, Inc. 401(k) Profit Sharing Plan & Trust (“Vicor Plan”) became 100% vested as of that date. Effective March 1, 2007, the assets of the Vicor Plan were merged into the Plan. Assets merged into the Plan were $3,874,217.

Effective February 16, 2006, the components of the M&I Retirement Program — M&I Retirement Plan and the Employee Stock Ownership Plan were merged into a single plan. The balance of the M&I Retirement Program — Employee Stock Ownership Plan of $372,983,777 was transferred and invested in the M&I Corporation Common Stock fund investment option within the M&I Retirement Plan.

On April 1, 2006, the Corporation completed the acquisition of Gold Banc Corporation. All participants in the Gold Banc Corporation, Inc. Employees’ 401(k) Plan who were terminated due to a reduction in force became 100% vested as of that date. Remaining participants continued to be subject to the existing vesting schedule. The assets of the Gold Banc Corporation, Inc. Employees’ 401(k) Plan were merged into the Plan. The Gold Banc Corporation, Inc. ESOP and Trust was terminated, and participants could elect distribution options, including rolling balances into the Plan. Total assets merged from these plans were $20,039,077.

On January 3, 2006, the Corporation completed the acquisition of AdminiSource Communications. All participants in the Adminisource Communications 401(k) Profit Sharing Plan and Trust (“AdminiSource Plan”) became 100% vested as of that date, and the assets of the AdminiSource Plan were merged into the Plan. Assets merged were $1,363,720.

Other merger activity during 2006 totaled $111,479.

Eligibility — All employees of the Corporation and subsidiaries who have completed one year of continuous service, as defined by the Plan, are eligible to receive employer profit sharing contributions. Employees may elect to make deferrals upon the date of hire.

Contributions — Upon election to participate, the participant designates under a salary reduction agreement the amount of the annual contribution (0% to 50% of compensation, as defined), subject to Internal Revenue Service (IRS) limitations. Employees may change the amount of the annual contribution as often as they wish. Participants who will reach at least age 50 by the end of the plan year have the ability to make pre-tax 401(k) catch-up contributions, subject to IRS limitations. The Corporation will make a guaranteed matching contribution of 50%, up to a maximum of 6% of the participant’s compensation. Effective beginning in the 2006 plan year, participants can elect to make post-tax contributions to the Plan through Roth 401(k) contributions.

Corporation profit sharing contribution percentages are discretionary and are determined by the Board of Directors on an annual basis. The Corporation made profit sharing contributions of 8% of eligible compensation during the years ended December 31, 2007 and 2006.

Vesting — All employee contributions and Corporation matching contributions and related income are fully vested at all times. Corporation profit sharing contributions for the year ended December 31, 2006, vest at the earliest of the following dates:

a.	The date the participant completed at least 5 years of vesting service, as defined by the Plan.

b.	The date of the participant’s death while employed by the Corporation and subsidiaries.

c.	The date of participant’s attainment of age 65 or earlier disability.

d.
The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the Corporation at a time when the participant is employed by the Corporation or by a subsidiary.

e.	The date the participant’s employment terminates due to reduction in force.

Corporation profit sharing contributions for the year ended December 31, 2007, vest as follows:

Years of Vested Service	Vested %
< 2	0
2	20
3	40
4	60
5	100

Benefit Payments — Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the participant’s share of Corporation contributions, and allocations of the Plan’s income (loss). Any related administrative expenses based on participant earnings or account balances are deducted from the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participants may direct their pretax and matched, Roth 401(k), and Corporation profit sharing contributions and any related earnings thereon into eighteen investment options designated by the Plan’s investment committee in 1% increments. Participants are able to change their investment elections daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions — Contributions from employees are recorded in the period the employer makes corresponding payroll deductions. Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

Investment Valuation and Income Recognition — Investments are stated at fair market value except for the Marshall & Ilsley Stable Principal Fund (the “Fund”), which is stated at fair value and then adjusted to contract value. The Fund invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at fair value. The crediting interest rates are determined under the terms of the investment contracts, at various intervals. There are no limitations on guarantees of the contracts.

Quoted market prices were used to value investments held by the Plan as well as the underlying investments of Master Trusts in which the Plan invests. Shares of mutual funds were valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Participant loans are valued at unpaid principal amounts. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits reflects income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trustee fees were paid by the Corporation. Significantly all other administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2007 and 2006. In 2007 and 2006.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected benefit payments but were not yet paid as of December 31, 2007 and 2006.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and a common collective fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements.

Pending New Accounting Guidance — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standard 157, Fair Value Measurements (SFAS 157), which is effective for the plan January 1, 2008. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged. The standard does not expand the use of fair value in any new circumstances. Since virtually all of the plan assets are presented at fair value derived from methodologies generally consistent with the standard, it is not expected to have a material impact on the Plan.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006

Marshall Intermediate Bond Fund*	$58,338,564	$90,649,501
Marshall Large Cap Growth & Income Fund*	68,790,723	99,707,266
M&I Master Trust — Growth Balanced Fund*	89,757,590	124,481,874
M&I Master Trust — Aggressive Stock Fund*	79,169,377	115,683,804
Vanguard Institutional Index Fund	104,725,652	161,052,180
M&I Stable Principal Fund*	76,826,585	99,589,121
M&I Master Trust — M&I Stock Fund*	191,934,951	438,014,635
M&I Master Trust — Metavante Stock Fund	54,853,218

* Represents party-in-interest

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Mutual funds	$48,599,259	$45,585,170

Net appreciation in fair value of investments	$48,599,259	$45,585,170

4.	INTEREST IN MASTER TRUSTS

For the period January 1, 2006 through February 16, 2006, the Plan’s investments were commingled with the assets of the M&I Retirement Program — Employee Stock Ownership Plan in the M&I Retirement Program Master Trust (“ESOP Master Trust”). Investment income of the ESOP Master Trust was allocated to the participating plans based on the individual participant balances. Upon merger of the M&I Retirement Program — Employee Stock Ownership Plan, as described in Note 1, the ESOP Master Trust was dissolved.

M&I Retirement Program Master Trust income and its allocation to the participating plans for the period January 1, 2006 through February 16, 2006, is as follows:

Dividend and interest income	$973,190
Net appreciation in the fair value of investments — by type: Mutual funds	26,582,871

Total M&I Retirement Master Trust income	$27,556,061

M&I Retirement Program — M&I Retirement Plan	$23,547,269	85.45%
M&I Retirement Program — Employee Stock Ownership Plan	4,008,792	14.55

Total income of M&I Retirement Program Master Trust	$27,556,061	100.00%

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These master trust accounts (the “Master Trusts”) are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the NYCE 401(k) Plan and the Missouri State Bank & Trust Company Retirement Savings Plan for investment and administrative purposes. Effective November 1, 2007, the NYCE 401(k) Plan exited the trusts in conjunction with the separation of the Corporation and Metavante. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income in the Master Trusts at December 31, 2007 and 2006, respectively, are summarized as follows:

M&I Master Trust — Aggressive Stock Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$79,471,498	$116,363,654

Net assets of the M&I Master Trust — Aggressive Stock Fund	$79,471,498	$116,363,654

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$79,169,377	$115,683,304

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	99.62%	99.42%

Dividend and interest income	$888,082	$942,819
Net appreciation in the fair value of investments — mutual funds	11,358,201	14,455,227

Total M&I Master Trust — Aggressive Stock Fund income	$12,246,283	$15,398,046

M&I Master Trust — Growth Balanced Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$90,305,498	$127,634,361

Net assets of the M&I Master Trust — Growth Balanced Fund	$90,305,498	$127,634,361

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$89,757,590	$124,481,874

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	99.39%	97.53%

Dividend and interest income	$3,043,328	$2,724,630
Net appreciation in the fair value of investments — mutual funds	7,437,627	10,296,520

Total M&I Master Trust — Growth Balanced Fund income	$10,480,955	$13,021,150

M&I Master Trust — Aggressive Balanced Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$18,199,895	$18,624,234

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$18,199,895	$18,624,234

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$18,144,471	$16,613,782

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	99.70%	89.21%

Dividend and interest income	$359,439	$243,808
Net appreciation in the fair value of investments — mutual funds	1,451,322	1,610,942

Total M&I Master Trust — Aggressive Balanced Fund income	$1,810,761	$1,854,750

M&I Master Trust — Moderate Balanced Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$9,751,289	$8,164,618

Net assets of the M&I Master Trust — Moderate Balanced Fund	$9,751,289	$8,164,618

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$9,602,687	$6,880,572

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	98.48%	84.27%

Dividend and interest income	$361,399	$179,817
Net appreciation in the fair value of investments — mutual funds	401,452	370,800

Total M&I Master Trust — Moderate Balanced Fund income	$762,851	$550,617

M&I Master Trust — Diversified Stock Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,236,217	$23,233,811

Net assets of the M&I Master Trust — Diversified Stock Fund	$24,236,217	$23,233,811

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$24,107,278	$22,377,534

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	99.47%	96.31%

Dividend and interest income	$318,881	$227,035
Net appreciation in the fair value of investments — mutual funds	2,027,564	2,384,163

Total M&I Master Trust — Diversified Stock Fund income	$2,346,445	$2,611,198

M&I Master Trust — Metavante Stock Fund

2007

Investments — whose fair value is determined based on quoted market prices — common stock	$54,882,646

Net assets of the M&I Master Trust — Metavante Stock Fund	$54,882,646

Plan’s interest in net assets of the M&I Master Trust — Metavante Stock Fund	$54,853,218

Plan’s interest in M&I Master Trust — Metavante Stock Fund as a percentage of the total	99.95%

Dividend and interest income	$3,907
Net appreciation in the fair value of investments — common stock	77,851,991

Total M&I Master Trust — Metavante Stock Fund income	$77,855,898

M&I Master Trust — M&I Stock Fund

	2007	2006

Investments — whose fair value is determined based on quoted market prices — common stock	$192,036,571	$483,516,733

Net assets of the M&I Master Trust — M&I Stock Fund	$192,036,571	$483,516,733

Plan’s interest in net assets of the M&I Master Trust — M&I Stock Fund	$191,934,951	$483,014,635

Plan’s interest in M&I Master Trust — M&I Stock Fund as a percentage of the total	99.95%	99.90%

Dividend and interest income	$11,158,319	$10,761,089
Net appreciation (depreciation) in the fair value of investments — common stock	(196,568,499)	48,675,405

Total M&I Master Trust — M&I Stock Fund income (loss)	$(185,410,180)	$59,436,494

At December 31, 2007 and 2006, the M&I Master Trust — M&I Stock Fund held 7,125,843 and 10,024,546 shares, respectively, of common stock of the Corporation, the sponsoring employer, with a cost basis of $88,432,538 and $142,705,068, respectively. During the year ended December 31, 2007, the M&I Master Trust — M&I Stock Fund recorded dividend income of $11,075,737.

5.	FEDERAL INCOME TAX STATUS

The Plan has obtained a determination letter from the IRS dated December 20, 2005, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Corporation believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee, as well as common stock of the Corporation. The Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	LOANS TO PARTICIPANTS

The Plan does not offer new loans to active participants. All existing loans are as a result of plan mergers due to acquisitions. The loans are repayable through payroll deductions and were written with original terms of one to twenty-five years. The interest rate was based on prevailing market conditions at the time the loans were made and are fixed over the life of the note. Interest rates on participant loans ranged from 4.00% to 9.5% at December 31, 2007 and 4.0% to 10.5% at December 31, 2006.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006 and for the year ended December 31, 2007, is as follows:

	2007	2006

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$1,018,455,058	$1,577,761,711
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,045,281)	(1,238,290)

Net assets available for benefits per the Form 5500 — at fair value	$1,017,409,777	$1,576,523,421

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(559,306,653)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	193,009

Net income per Form 5500	$(559,113,644)

9.	FORFEITURES

Forfeited nonvested accounts are used to reduce Corporation contributions. Forfeitures of $1,096,339 and $2,337,610 were used to reduce Corporation contributions during 2007 and 2006, respectively. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100 percent vested in their accounts.

******

SUPPLEMENTAL SCHEDULES

M&I RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,	Current
Issuer	and Par or Maturity Value	Value

Cash		$179,719
Marshall Intermediate Bond Fund*	Registered Investment Company	58,338,564
Marshall Mid-Cap Growth Fund*	Registered Investment Company	41,203,780
Marshall Mid-Cap Value Fund*	Registered Investment Company	15,008,229
Marshall Large Cap Growth & Income Fund*	Registered Investment Company	68,790,723
Marshall Large Cap Value Fund*	Registered Investment Company	20,798,713
Marshall International Stock Fund*	Registered Investment Company	47,792,241
M&I Master Trust — Growth Balanced Fund*	Master Trust	89,757,590
M&I Master Trust — Moderate Balanced Fund*	Master Trust	9,602,687
M&I Master Trust — Aggressive Balanced Fund*	Master Trust	18,144,471
M&I Master Trust — Aggressive Stock Fund*	Master Trust	79,169,377
M&I Master Trust — Diversified Stock Fund*	Master Trust	24,107,278
Vanguard Institutional Index Fund	Registered Investment Company	104,725,562
Managers Special Equity Fund	Registered Investment Company	19,041,764
Davis Venture	Registered Investment Company	27,935,998
T Rowe Price Growth	Registered Investment Company	12,598,411
M&I Stable Principal Fund*	Common Collective Fund	76,826,585
Goldman Sachs Small-Cap Value Fund	Registered Investment Company	14,924,656
M&I Master Trust — Metavante Stock Fund	Master Trust	54,853,218
M&I Master Trust — M&I Stock Fund*	Master Trust	191,934,951
Various Participants	Participant Loans (at interest rates of 4% - 9.5%)	97,649
M&I Corporation Common Stock*	Common Stock	12,578
Other	Various	3,638

		$975,848,382

* Represents a party-in-interest

M&I RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a— DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2007

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

	Relationship to
Identity of Party	Plan, Employer, or
Involved	Other Party-in-Interest	Description of Transactions	Amount

M&I Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$4,507
		The December 2006 participant contribution was deposited on March 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&I RETIREMENT PROGRAM

/s/ Paul J. Renard
Paul J. Renard Senior Vice President, Director of Human Resources of Marshall & Ilsley Corporation and a Member of the Committee of the M&I Retirement Program

Date: June 27, 2008